EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

February 4, 2011

3.	News Release

The press release with respect to the entering into of the letter agreement was issued on February 4, 2011 through Marketwire.

4.	Summary of Material Change

See item 5.1 below.

5.	Full Description of Material Change

5.1           Full Description of Material Change

On February 4, 2011, Banro Corporation (“Banro” or the “Company”) issued a press release announcing that it had entered into an agreement with a syndicate of investment dealers led by GMP Securities L.P., which have agreed to sell on behalf of the Company on an underwritten private placement basis 17,500,000 special warrants of the Company (the “Special Warrants”) at a price of C$3.25 per Special Warrant for aggregate gross proceeds of C$56,875,000 (the “Offering”).

The press release stated that each Special Warrant will entitle the holder thereof to receive one common share of the Company (a “Common Share”). The Special Warrants will be exercisable by the holders thereof at any time for no additional consideration, and all unexercised Special Warrants will be deemed to be exercised on the earlier of: (i) the date that is four months and one day following closing of the Offering; and (ii) the third business day after a receipt is issued for a (final) prospectus qualifying the distribution of the Common Shares by the securities regulatory authorities in each of the Provinces of Canada, except Quebec, where the Special Warrants have been sold.

The press release further stated that the Company will use its reasonable best efforts to obtain such receipt by March 31, 2011. However, if the Company fails to qualify the distribution of the Common Shares underlying the Special Warrants, by March 31, 2011, then the holders of the Special Warrants will be entitled, subject to approval by the Toronto Stock Exchange, to receive 1.1 Common Shares in lieu of 1.0 Common Share upon the exercise or deemed exercise of the Special Warrants.

The Company intends to use the net proceeds to accelerate the ramp up of the mill at the Twangiza project to 1.7 million tonnes, to expand its exploration program and for general working capital purposes.

The Offering is scheduled to close on or about February 24, 2011 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, the NYSE Amex Equities and the applicable securities regulatory authorities.

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). Led by a proven management team with extensive gold and African experience, the Company is constructing “Phase I” of its flagship Twangiza project.

This report contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the completion and timing of the Offering, estimates and/or assumptions in respect of gold production, revenue, cash flow and costs, estimated project economics, mineral resource and reserve estimates, potential mineralization, potential mineral resources and reserves, projected timing of gold production and the Company’s exploration and development plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the need to negotiate and execute an underwriting agreement and related documents, need for continued cooperation of the underwriters, need to successfully market the offering, need for regulatory and stock exchange approvals, satisfaction of conditions to closing, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources or reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company’s activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 29, 2010 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

February 10, 2011.